FIRST ULB CORP.

100 HEGENBERGER ROAD, SUITE 220

OAKLAND, CALIFORNIA 94621

June 20, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	First ULB Corp.
Amended Application for Withdrawal Pursuant to Rule 477 of the Securities Act of 1933, as amended
Registration Statement on Form S-1 (Registration No. 333-177267)

Ladies and Gentlemen:

First ULB Corp., a California corporation (the “Registrant”), hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of the above referenced Registration Statement on Form S-1 (File No. 333-177267), filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2011 together with all exhibits thereto (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions or require further information, please contact Peter McAndrews of McAndrews, Allen & Matson, PC, at 310.260.8750 (pfm@mamlawfirm.com).

Very truly yours,

FIRST ULB CORP.

By:	/s/ Kelly Wong
Name:	Kelly Wong
Title:	EVP and Chief Financial Officer